Star Equity Holdings

A Diversified Holding Company

Common Stock:
Nasdaq: STRR

Series A 10% Preferred Stock:
Nasdaq: STRRP

Growing shareholder value through excellence in operations and disciplined capital allocation

Investor Presentation
April 2021


Healthcare


Construction


Investments

Forward-looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this presentation that are not statements of historical fact are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking Statements include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to acquisitions and related integration, development of commercially viable products, novel technologies, and modern applicable services, (ii) projections of income (including income/loss), EBITDA, earnings (including earnings/loss) per share, free cash flow (FCF), capital expenditures, cost reductions, capital structure or other financial items, (iii) the future financial performance of Star Equity Holdings, Inc. ("Star," "STRR" or the "Company") or acquisition targets and (iv) the assumptions underlying or relating to any statement described above. Moreover, forward-looking statements necessarily involve assumptions on the Company's part. These forward-looking statements generally are identified by the words "believe", "expect", "anticipate", "estimate", "project", "intend", "plan", "should", "may", "will", "would", "will be", "will continue" or similar expressions. Such forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company's current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, the substantial amount of debt of the Company and the Company's ability to repay or refinance it or incur additional debt in the future; the Company's need for a significant amount of cash to service and repay the debt and to pay dividends on the Company Preferred Stock; the restrictions contained in the debt agreements that limit the discretion of management in operating the business; the length of time associated with servicing customers; losses of significant contracts; disruptions in the relationship with third party vendors; accounts receivable turnover; insufficient cash flows and resulting illiquidity; the Company's inability to expand the Company's business; unfavorable changes in the extensive governmental legislation and regulations governing healthcare providers and the provision of healthcare services and the competitive impact of such changes (including unfavorable changes to reimbursement policies); high costs of regulatory compliance; the liability and compliance costs regarding environmental regulations; the underlying condition of the technology support industry; the lack of product diversification; development and introduction of new technologies and intense competition in the healthcare industry; existing or increased competition; risks to the price and volatility of the Company's Common Stock and Preferred Stock; stock volatility and illiquidity; risks to preferred stockholders of not receiving dividends and risks to the Company's ability to pursue growth opportunities if the Company pays dividends according to the terms of the Company Preferred Stock; the Company's ability to execute on its business strategy (including any cost reduction plans); the Company's failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; risks associated with the Company's possible pursuit of acquisitions; the Company's ability to consummate successful acquisitions and execute related integration, including to successfully integrate ATRM's operations and realize the synergies from the acquisition, as well as factors related to the Company's various businesses, including economic and financial market conditions generally and economic conditions in the Company's markets; failure to keep pace with evolving technologies and difficulties integrating technologies; system failures; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; and the continued demand for and market acceptance of the Company's services. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. This presentation reflects management's views as of the date presented. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Non-GAAP Financial Measures: The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. The non-GAAP adjusted EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company's business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. Specifically, this presentation presents the non-GAAP financial measures "Adjusted EBITDA" (defined as "earnings before interest, taxes, depreciation, amortization adjusted for stock-based compensation and other one-time transaction costs such as merger and acquisitions, financing and etc.") and "Free Cash Flow" (defined as "net cash from operating activities excludes expenditures on purchases of property and equipment, net of dispositions"). The most directly comparable measures for these non-GAAP financial measures are net income and diluted net income per share. All future figures based on guidance after conversion into a diversified holding company.

About Star Equity Holdings (Nasdaq: STRR; STRRP)



- Diversified holding company with new corporate name and ticker starting Jan. 1, 2021
- Separate business divisions with shared corporate functions
- Tax-efficient Series A 10% Preferred Stock (non-convertible) issued Sept. 2019 in an acquisition
- In May 2020, completed a $5.5 million common equity offering; growth plans now fully funded
- Recently closed sale of non-core healthcare businesses for over $20 million

Common Stock:
(Nasdaq: STRR)
4.8 million shares as of 12/31/20

Series A Preferred Stock:
(Nasdaq: STRRP)
1.92 million shares as of 12/31/20
10% annual cash dividend

Star has three divisions:

HEALTHCARE		CONSTRUCTION		INVESTMENTS	
Across the USA		*Maine/New England*	*Minneapolis-area*		
Diagnostic Imaging	**Diagnostic Services**	KBS	EGBL	Real Estate	Investments
Designs, manufactures, and sells proprietary mobile imaging cameras for hospitals and physicians	Offers mobile imaging services to medical providers in their facilities	Designs and manufactures modular housing units	Designs and manufactures wall panels and engineered wood products	Owns, manages, and finances real estate assets of Star's operating companies	Strategic investments in potential acquisition targets or JVs for Star
Services existing installed base		Designs and manufactures wall panels	Distributes building materials and operates a professional lumber yard and showroom		
Digirad cameras	*Mainly Digirad cameras*	Commercial and residential projects	Commercial and residential projects		



Investment Highlights

Star Equity Holdings

Benefits of Holding Company Structure

- **Enhanced revenue, cash flow, and earnings** due to stronger growth, cost savings, and other efficiencies
- Optimized and disciplined capital allocation will **maximize returns** over the long term
- **Operating CEOs focused on operations and growth,** not distracted by corporate functions
- **Platform for future bolt-on acquisitions** and other growth opportunities

2020 Financial Summary (vs. 2019) (1)

$78.2M
Revenue
+7.2%

$14.0M
Gross Profit
-18.5%

-$0.6M
Adjusted EBITDA(2)
vs. $3.6M

-$3.7M
Free Cash Flow (2)
vs $3.0M

Tax Asset

$94.9M NOL (3)
@ 12/31/2020

---

(1) During the fourth quarter of 2020, Star entered into a Stock Purchase Agreement to sell DMS Health Technologies, Inc., a portion of our healthcare business which operates the Company's Mobile Healthcare segment, for $18.75 million. The Agreement is subject to customary closing conditions and closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for all reporting periods ending of December 31, 2020 and 2019. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consist of Mobile Healthcare. Mobile Healthcare's assets and liabilities are reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020 and 2019.

(2) This presentation presents non-GAAP financial measures. Reconciliations for these measures can be found in the appendix to this presentation.

(3) Net operating loss carryforward can be generally used to offset US taxable income.

Business Divisions and Corporate Structure

OPERATING CEOs

- Manage Operating Businesses
- Develop Organic Growth Opportunities
- Pursue Bolt-on Acquisitions

CURRENT OPERATING BUSINESSES

Healthcare
CEO: Matt Molchan

Construction
GMs: Matt Mosher/Scott Jarchow

(bolt-on acquisitions to expand existing divisions)

FUTURE OPERATING BUSINESSES

Future Acquisition 1

Future Acquisition 2

(future acquisitions to create new business divisions)

CORP-LEVEL MANAGEMENT

Executive Chairman (Jeff Eberwein)
COO/CFO (David Noble)
Finance, Accounting, Legal Personnel

- Capital Allocation
- Strategic Leadership
- Assist Operating Management Teams
- Restructurings & Turnarounds
- Mergers, Acquisitions, & Dispositions
- Bank Relationships
- Capital Markets
- Investor Relations
- Financial Reporting, FP&A
- Manage Investments Division

Investments

Business Divisions: Healthcare

Star Equity Holdings


Digirad

Digirad Health

Digirad Health

Across the USA

Diagnostic Imaging

Digirad cameras

Designs, manufactures, and sells proprietary solid-state imaging cameras for hospitals and physicians

Services existing installed base

Diagnostic Services

Mainly Digirad cameras

Offers mobile imaging services to medical providers in their facilities

Making Healthcare Convenient. **As Needed. When Needed. Where Needed.**

Digirad Health: Diagnostic Imaging

Star Equity Holdings

Designs, manufactures, and sells proprietary solid-state cameras under the "Digirad" brand name with unmatched imaging and flexibility; Services existing installed base *



SUPERIOR
- Image quality
- Greater flexibility
- Smaller footprint
- Fast imaging acquisition times



NATION-WIDE FIELD SERVICE
Engineers provide flexible support for Digirad and non-Digirad models
- Remote Support
- Onsite Service
- Applications Support
- Preventative Maintenance
- Parts Support



FLEXIBLE SOLUTION
Customers: Physicians and Hospitals

Location: their offices, satellite clinics, healthcare facilities, and hospitals

Convenient: As needed, where needed, when needed



Digirad cameras

Ergo™



Cardius® X-ACT+



Cardius® 2 XPO



Cardius® 3 XPO

Website: https://www.digirad.com/cameras/

* Over the last 20 years, Digirad has manufactured approximately 1,000 imaging cameras

Digirad Health: Diagnostic Services

Offers mobile imaging services to medical providers on-site at their facilities as an alternative to purchasing equipment themselves or outsourcing procedures to other providers

Mainly Digirad cameras

 **SOLUTIONS / EQUIPMENT**
Provides turnkey, diagnostic solutions to hospitals and healthcare systems; offers a variety of solid-state imaging cameras (fixed-site and mobile systems)

 **STAFF**
Offers highly-skilled, trained, and certified nuclear medicine technologists and cardiac stress technicians



 **MAINTENANCE**
Services all major brands of nuclear gamma cameras

 **LICENSING**
Extensive portfolio of existing licenses and certifications



 **SUPPLIES**
Wide range of nuclear imaging supplies and radiopharmaceuticals

 **ACCREDITATION**
Assists clients with accreditation process



Website: https://www.digirad.com/diagnostic-services/

Healthcare: Financial Summary *



Revenue ($ in million)

Q4 2019	Q4 2020	FY 2019	FY 2020
$17.0**	$13.3**	$61.6	$49.2



Gross Profit ($ in million)

Q4 2019	Q4 2020	FY 2019	FY 2020
$4.8 **	$2.6 **	$15.4	$10.2

* During the fourth quarter of 2020, Star entered into a Stock Purchase Agreement to sell DMS Health Technologies, Inc., a portion of our healthcare business which operates the Company's Mobile Healthcare segment, for $18.75 million. The Agreement is subject to customary closing conditions and closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for all reporting periods ending of December 31, 2020 and 2019. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consist of Mobile Healthcare. Mobile Healthcare's assets and liabilities are reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020 and 2019.

** Unaudited

Business Divisions: Construction



Star Modular Construction

Construction

Star Modular Construction

Maine/New England

KBS Builders

- Designs and manufactures custom, modular housing units for single-family and multi-family projects
- Rapidly expanding presence in commercial-scale projects in the Greater Boston Area
- Designs and manufactures structural wall panels for commercial-scale, multi-family projects
- Possesses largest production capacity of any modular manufacturer in New England

Minneapolis-area

EGBL

- Designs and manufactures structural wall panels for commercial-scale, multi-family projects
- Designs and manufactures engineered wood products for single family homes and residential developments
- Distributes building materials and operates a professional lumber yard and showroom

Construction: KBS Builders


Maine-based designer and manufacturer of modular housing units and wall panels

 **MODULAR UNITS**
- Residential homes and town houses
- Apartment buildings and condos
- Multi-story commercial/office buildings
- Other commercial applications, hospitals, schools, etc.

 **BENEFITS OF MODULAR**
- Shorter construction period
- Significantly lower labor costs
- Design flexibility
- High quality control

 

 



Website: www.kbsbuildersinc.com/

 **3 MANUFACTURING PLANTS**
Two operated by KBS
South Paris, Maine: approx. 90,000 sq. ft.; capacity of 500-600 modular units per year
Oxford, Maine: approx. 90,000 sq. ft.; partially re-opened in Sept. 2020 to manufacture wall panels; capacity of 400-500 modular units per year

One sub-leased to 3rd party
Waterford, Maine: approx. 60,000 sq. ft.; capacity of 250-350 modular units per year, if needed

 **GEOGRAPHIC FOOTPRINT**
Expanding universe of single and multi- family homebuilders and commercial contractors and developers across New England

Average selling price now exceeds $50,000/unit
Potential sales pipeline now exceeds $50 million



Goal: Reach 15 to 20 units per week or 750-1000 modular units per year in the near term, up from recent run rate of 7 to 8 per week (pre-acquisition run rate was 3 to 4 per week)

Construction: KBS Builders - Key 2020 Wins

Size	$6.7 Million	$2 Million
Client	Tocci Building Corporation	Martin Realty
Scope	3-phase contract to manufacture 124 building modules creating 28 single-family and townhouse units for the U.S. Army Natick Soldier Systems Center in Natick, MA	Manufacture of 58 building modules to be used for the construction of 32 housing units to renovate and expand an existing mixed-use building for military veterans in downtown Quincy, MA
Plant	South Paris, ME	South Paris, ME
Delivery timing	Deliveries for Phase 1, Phase 2, and Phase 3 have been completed	Manufacturing commenced in June 2020 and deliveries are expected to be completed in Q2 2021

Construction: EGBL

Two facilities, but managed together

EDGEBUILDER:

- Operates a **34,000 sq. ft.** leased wall panel and wood products manufacturing plant in **Prescott, WI**
- Services the **Midwest Area**
- Clients: **commercial** contractors

 **PRODUCTS**
Wall panels, permanent wood foundations, and engineered wood products

 **SERVICES**
Sustainable green building practices, quality structural components, advanced design solutions

 **BENEFITS**
Reduced building time, overhead & labor costs, defects, site thefts, and delays; customization and environmentally conscious materials

Website: https://edgebuilderwallpanels.com/





GLENBROOK:

- Operates a **30,000 sq. ft.** leased professional lumber yard and showroom in **Oakdale, MN**
- Services the upper Midwest states of **WI, IA, MN, ND, and SD**
- Clients: **commercial and residential** contractors

 **PRODUCTS**
Raw lumber, drywall, doors, windows, kitchen and bathroom cabinets, and utility sheds

 **SERVICES**
Roofing, millwork, and customized design

 **SYNERGIES**
Using excess capacity at KBS for wall panel manufacturing needs based on EdgeBuilder's expertise and experience

Website: https://glenbrooklumber.com/





Construction: Financial Summary*



Revenue
($ in million)

Q4 2019: $8.5 **
Q4 2020: $9.8 **
FY 2019: $11.3 *
FY 2020: $28.9



Gross Profit
($ in million)

Q4 2019: $1.5 **
Q4 2020: $1.3**
FY 2019: $2.0 *
FY 2020: $4.1

* Star Modular Construction was established on September 10, 2019 with the acquisition of ATRM. Financial results for the 2019 reporting period includes financial and operational data of this division starting September 10, 2019
** Unaudited.

Business Divisions: Investments

Star Equity Holdings


KBS

Star Investments

Investments

Star Investments

Real Estate

- Owns and manages the real estate assets of Star's operating companies
- Negotiates standalone financing to optimize financial leverage and cost of capital

Investments

- Strategic investments in potential acquisition targets or JVs for Star

Star Real Estate

Formed in April 2019 with two purchase and leased back transactions:

Real Estate:

Star Real Estate Holdings USA, Inc. ("SRE")

- Acquired and manages three manufacturing plants in Maine; two plants were purchased from KBS and a third from a private company
- All involved in the construction of modular buildings for residential, multi-family, and commercial projects



 **SIGNIFICANT STRATEGIC VALUE & UPSIDE POTENTIAL**

- Three plants are within 15 miles of each other – the **largest modular manufacturing footprint in New England**
  - One plant is running at full capacity, but could be expanded
  - One plant partially re-opened in September 2020
  - One is sublet to a local company
- Plenty of **available capacity to handle increased demand**

 **STRATEGY**

- Future **acquisition targets could have underappreciated** real estate assets that could be placed into SRE
- SRE has raised its own debt and is self-funded
- Optimizes financial leverage and cost of capital

Financial Highlights & Growth Initiatives

Star Equity Holdings

Growing

SHAREHOLDER VALUE

through

EXCELLENCE IN OPERATIONS AND DISCIPLINED CAPITAL ALLOCATION



Financial Highlights *

Star Equity Holdings



Revenue by Business Segments
($ in million***)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
$25.6 **
$0.2
$8.5
$17.0
$23.1 **
$0.2
$9.8
$13.3
$72.9
$0.3
$11.3
$61.6
$78.2
$0.7
$28.9
$49.2
Q4 2019
Q4 2020
FY 2019
FY 2020
Healthcare
Construction
Investments and Other



Gross Profit by Business Segments
($ in million***)
$19
$17
$15
$13
$11
$9
$7
$5
$3
$1
$(1)
$6.3 **
$0.2
$1.5
$4.8
$3.9 **
$0.1
$1.3
$2.6
$17.2
$2.0
$15.4
-$0.03
$14.0
$0.4
$4.1
$10.2
Q4 2019
Q4 2020
FY 2019
FY 2020
Healthcare
Construction
Investments and Other

* During the fourth quarter of 2020, Star entered into a Stock Purchase Agreement to sell DMS Health Technologies, Inc., a portion of our healthcare business which operates the Company's Mobile Healthcare segment, for $18.75 million. The Agreement is subject to customary closing conditions and closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for all reporting periods ending of December 31, 2020 and 2019. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consist of Mobile Healthcare. Mobile Healthcare's assets and liabilities are reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020 and 2019.

Star Modular Construction was established on September 10, 2019 with the acquisition of ATRM. Financial results for the 2019 reporting period includes financial and operational data of this division starting September 10, 2019.

** Unaudited

*** Totals do not add due to corporate eliminations

Our Growth Strategy

ORGANIC GROWTH OPPORTUNITIES

Healthcare

- Increase demand for proprietary, high-margin portable nuclear imaging cameras through continued advances in hardware design and security software upgrades
- Extend and grow high-margin, post-warranty camera support contracts through increased point of sale efforts
- Increase camera utilization and customer density at all DIS points of service thereby increasing overall revenue and gross margin
- Expand geographic footprint of the DIS business through new and innovative product and service offerings to further grow business

Construction

- Increase KBS's modular manufacturing output by expanding South Paris plant and fully re-opening Oxford plant
- Goal of reaching output capability of 750-1000 modular units per year; KBS's actual production in 2020 was ~ 280 modular units
- Recently entered structural wall panels market in the New England area by partially re-opening idled Oxford plant
- KBS and EGBL both want to expand presence in their markets by growing output and adding new products and services

Investments

- Completed a financing via commercial mortgages for its three plants with proceeds used to fund working capital requirements for Construction division

DISCIPLINED ACQUISITION STRATEGY

Seeking attractive acquisition opportunities to:

- **Expand existing business divisions** through bolt-on acquisitions
- Create **new business divisions**

Financing Our Growth Strategy

GROWTH PLAN NOW FULLY FUNDED

- **Completed a $5.5 million public offering** in May 2020 to support working capital needs, including additional Construction projects

CLOSED SALE OF ASSETS FOR $20.14 MILLION

- Sold **DMS Health Technologies, Inc. business unit for $18.75 million;** transaction closed on March 31, 2021

- **MD Office,** a small regional operation in Northern California, **was sold on February 1, 2021 for $1.39 million**

PROCEEDS TO FUND ….

- **Growth** in the Construction segment

- **Debt reduction**

- **Acquisitions**

- **Working capital** and,

- Other **general corporate expenses**

Our Acquisition Strategy

TARGETS: PUBLIC OR PRIVATE COMPANIES

- **Market cap of $5-50M** that would be more valuable inside our holding company structure

- **Existing assets, earnings, and cash flows** (no start-ups or venture capital-type situations)

- **High SG&A and public company costs** as a percentage of revenue that can be eliminated inside Star

- **Opportunities for improved operating and financial** performance

- **Bolt-ons** for existing platform businesses or **create new** divisions

- Businesses with **growth potential and strong operating management teams**

ACQUISITION SYNERGIES:

- Operating management teams freed up to **maximize operations and pursue growth opportunities**

- Sharing certain corporate functions will **reduce corporate overhead costs**

- **NOL at Star level should offset US taxable income** generated by operating businesses

- **Lower cost of capital**

- **Better access to capital**

- **Better capital allocation**

Investment Highlights





- Diversified business lines with multiple revenue streams

- Healthcare business historically has provided stable cash flow

- Construction business has significant growth potential

- $78.2 million of revenue, $14.0 million of gross profit in 2020

- Platform for future bolt-on acquisitions & other growth opportunities

- Experienced management team with public company track record

Management Team

Star Equity Holdings

Corporate



JEFFREY EBERWEIN

EXECUTIVE CHAIRMAN

- Over 25 years of Wall Street experience; Founder and CEO of Lone Star Value Management
- Portfolio Manager at Soros Fund Management and Viking Global
- CEO of Hudson Global, Inc., a global recruitment company; extensive public company Board experience
- Holds an MBA from The Wharton School, and a BBA from The University of Texas



DAVID NOBLE

CHIEF OPERATING OFFICER & CHIEF FINANCIAL OFFICER

- Joined Digirad in late 2018 after 20+ years of Wall Street experience in investment banking and capital markets; Lived and worked in NY and Asia, with extensive business travel to LatAm and Europe, prior to transitioning to the corporate sector
- 8+ years at Lehman Brothers and 12+ years at HSBC as Head of Equity Capital Markets for the Americas (more than a decade)
- Holds an MBA in Finance from MIT's Sloan School of Management and a BA from Yale University

Operating Companies



MATTHEW MOLCHAN

CEO: DIGIRAD HEALTH, INC

- Joined Digirad in 2007 via the acquisition of Ultrascan, Inc.
- Previously held various executive positions in business development, finance and operations at Somera, Inc. and Equifax, Inc.
- Holds a BS in Economics from the US Air Force Academy and MBA in Finance from the University of Southern California



MATT MOSHER

GENERAL MANAGER: KBS BUILDERS, INC

- 14 years of senior management experience in a construction related field
- Holds Associate of Drafting Technology Degree from Northern Maine Community College



SCOTT JARCHOW

GENERAL MANAGER: EDGEBUILDER, INC

- 26 years in construction supply with positions in independent sales, sales management, and general management
- GM of Glenbrook Building Supply and EdgeBuilder prior to 2016 ATRM acquisition to present
- BA in Business Management from Bethel University and AA in Law Enforcement from Lakewood Community College




Appendix

Historical Financial Data – Pro Forma Balance Sheet *($ 000)



| | December 31, 2020 | | |
	Historical	Transaction Accounting Adjustments	Pro Forma
Assets:			
Current assets:			
Cash and cash equivalents	$ 3,225	$ 8,550 (a)	$ 11,775
Restricted cash	168	-	168
Equity securities	35	-	35
Accounts receivables, net	12,975	-	12,975
Inventories, net	9,787	-	9,787
Other current assets	1,990	-	1,990
Assets held for sale	20,756	(20,756) (c)	-
Total current assets	48,936	(12,206)	36,730
Property and equipment, net	9,762	-	9,762
Operating lease right-of-use assets, net	1,769	-	1,769
Intangible assets, net	16,900	-	16,900
Goodwill	9,542	-	9,542
Other assets	1,384	-	1,384
Total assets	$ 88,293	$ (12,206)	$ 76,087
Liabilities, Mezzanine Equity and Stockholders' Equity			
Liabilities:			
Current liabilities:			
Accounts payable	$ 4,952	$ -	$ 4,952
Accrued compensation	2,825	-	2,825
Accrued warranty	214	-	214
Deferred revenue	2,184	-	2,184
Short-term debt and current portion of long-term debt	18,362	(7,893) (b)	10,469
Payable to related parties	2,307	(2,307) (b)	-
Operating lease liabilities	1,011	-	1,011
Other current liabilities	3,000	-	3,000
Liabilities held for sale	7,871	(7,871) (c)	-
Total current liabilities	42,726	(18,071)	24,655
Long-term debt, less current portion	3,700	-	3,700
Deferred tax liabilities	51	-	51
Operating lease liabilities, net of current portion	828	-	828
Other liabilities	1,059	-	1,059
Total liabilities	48,364	(18,071)	30,293
Preferred stock, $0.0001 par value: 10,000,000 shares authorized: 10% Series A Cumulative Redeemable preferred stock, 8,000,000 shares liquidation preference ($10.00 per share), 1,915,637 shares issued or outstanding at December 31, 2020	21,500	-	21,500
Stockholders' equity:			
Common stock, $0.0001 par value: 30,000,000 shares authorized; 4,750,951 shares issued and outstanding (net of treasury shares) at December 31, 2020	-	-	-
Treasury stock, at cost; 258,849 shares at December 31, 2020	(5,728)	-	(5,728)
Additional paid-in capital	149,143	-	149,143
Accumulated deficit	(124,986)	5,865 (d)	(119,121)
Total stockholders' equity	18,429	5,865	24,294
Total liabilities, mezzanine equity and stockholders' equity	$ 88,293	$ (12,206)	$ 76,087

* The Company's historical consolidated balance sheet has been adjusted in the preparation of unaudited pro forma condensed combined balance sheet to reflect only the transaction accounting adjustments due to the disposition of DMS Health. The pro forma balance sheet as of December 31, 2020, gives effect to the disposition as if it were completed on December 31, 2020.

The following adjustments have been reflected in the unaudited pro forma condensed combined financial statements:

(a) Pro forma adjustment represents the $18.75 million estimated cash proceeds from the disposition, at the closing of the transaction, less payment of $7.9 million in revolving debt detailed in (b) and payment of $2.3 million ATRM Holdings, Inc. promissory notes detailed in (b).

(b) Pro forma adjustment reflects $7.9 million Sterling National Bank ("SNB") revolver pay off amount required in connection with the disposition of the business and $2.3 million of ATRM Holdings, Inc. promissory notes required in connection with the disposition of the business.

(c) Pro forma adjustments reflect the elimination of assets and liabilities attributable to DMS Health included in the disposition as if it had occurred on December 31, 2020.

(d) Pro forma adjustment reflects the estimated pre-tax gain on the disposition of $5.9 million.

Historical Financial Data: Statements of Operations * *($ 000)*



	Three Months Ended December 31,		Twelve Months Ended December 31,	
Revenues:	**2020 ****	**2019 ****	**2020**	**2019**
Healthcare	$ 13,324	$ 16,958	$ 49,232	$ 61,595
Construction	9,818	8,528	28,879	11,257
Investments	2	74	52	82
Total revenues	23,144	25,560	78,163	72,934
Cost of revenues:				
Healthcare	10,709	12,172	39,083	46,222
Construction	8,479	6,992	24,832	9,244
Investments	65	65	261	308
Total cost of revenues	19,253	19,229	64,176	55,774
Gross profit	3,891	6,331	13,987	17,160
Total gross profit percentage	16.8 %	24.8 %	17.9 %	23.5 %
Healthcare	19.6 %	28.2 %	20.6 %	25.0 %
Construction	13.6 %	18.0 %	14.0 %	17.9 %
Investments	N/M*	N/M	N/M	N/M
Operating expenses:				
Selling, general and administrative	5,574	5,606	18,635	15,898
Amortization of intangible assets	428	588	2,124	829
Merger and financing costs	—	284	—	2,342
Goodwill impairment	436	—	436	—
Total operating expenses	6,438	6,478	21,195	19,069
Loss from continuing operations	(2,547)	(147)	(7,208)	(1,909)
Other income (expense):				
Other income (expense), net	2,377	67	3,344	(133)
Interest expense, net	(284)	(313)	(1,292)	(746)
Loss on extinguishment of debt	—	—	—	(151)
Total other income (expense)	2,093	(246)	2,052	(1,030)
Loss from continuing operations before income taxes	(454)	(393)	(5,156)	(2,939)
Income tax (expense) benefit	(43)	102	(129)	199
Loss from continuing operations, net of income taxes	(497)	(291)	(5,285)	(2,740)
Income (loss) from discontinued operations, net of income taxes	41	35	(1,172)	(1,887)
Net loss	(456)	(256)	(6,457)	(4,627)
Deemed dividend on Series A cumulative perpetual preferred stock	(474)	(490)	(1,916)	(596)
Net loss attributable to common shareholders	$ (930)	$ (746)	$ (8,373)	$ (5,223)
Net loss per common share - basic and diluted				
Net loss per share, continuing operations	$ (0.10)	$ (0.14)	$ (1.44)	$ (1.34)
Net income (loss) per share, discontinued operations	0.01	0.02	(0.32)	(0.92)
Net loss per share	(0.10)	(0.12)	(1.76)	(2.27)
Deemed dividend on Series A cumulative perpetual preferred stock per share	(0.10)	(0.24)	(0.52)	(0.29)
Net loss per share, attributable to common shareholders - basic and diluted	$ (0.19)	$ (0.36)	$ (2.29)	$ (2.56)
Weighted-average shares outstanding – basic and diluted	4,785	2,050	3,659	2,041

* During the fourth quarter of 2020, Star entered into a Stock Purchase Agreement to sell DMS Health Technologies, Inc., a portion of our healthcare business which operates the Company's Mobile Healthcare segment, for $18.75 million. The Agreement is subject to customary closing conditions and closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for all reporting periods ending of December 31, 2020 and 2019. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consist of Mobile Healthcare. Mobile Healthcare's assets and liabilities are reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020 and 2019.

** Unaudited

N/M* - Not meaningful, as this is an internal division with de minimis external revenue.

Historical Financial Data – Balance Sheets *($ 000)*



	December 31,	
	2020	**2019 (restated)**
Assets		
Current assets:		
Cash and cash equivalents	$ 3,225	$ 1,747
Restricted cash	168	240
Securities available-for-sale	35	26
Accounts receivable, net	12,975	12,916
Inventories, net	9,787	7,029
Other current assets	1,990	1,339
Assets held for sale	20,756	6,251
Total current assets	48,936	29,548
Property and equipment, net	9,762	10,286
Operating lease right-of-use assets	1,769	2,238
Intangible assets, net	16,900	19,023
Goodwill	9,542	9,978
Other assets	1,384	1,165
Total assets	$ 88,293	$ 90,560
Liabilities and stockholders' equity		
Accounts payable	$ 4,952	$ 6,462
Accrued compensation	2,825	3,747
Accrued warranty	214	421
Deferred revenue	2,184	1,776
Current portion of long-term debt	18,362	20,334
Payable from related parties	2,307	1,919
Operating lease liabilities, current portion	1,011	1,144
Other current liabilities	3,000	4,186
Current liabilities held-for-sale	7,871	4,487
Total current liabilities	42,726	44,476
Long-term debt	3,700	740
Deferred tax liabilities	51	11
Operating lease liabilities, net of current portion	828	1,206
Other liabilities	1,059	932
Total liabilities	48,364	49,863
Stockholders' equity:		
Preferred stock, $0.0001 par value: 10,000,000 shares authorized: 10% Series A Cumulative Redeemable preferred stock, 8,000,000 shares liquidation preference ($10.00 per share), 1,915,637 shares issued or outstanding at December 31, 2019	21,500	19,602
Common stock, $0.0001 par value: 80,000,000 shares authorized; 2,050,659 and 2,024,979 shares issued and outstanding (net of treasury shares) at December 31, 2019 and 2018, respectively	-	-
Treasury stock, at cost;	(5,728)	(5,728)
Additional paid-in capital	149,143	145,352
Accumulated other comprehensive (loss) income (loss)	-	-
Accumulated deficit	(124,986)	(118,529)
Total stockholders' equity	18,429	21,095
Total liabilities and stockholders' equity	$ 88,293	$ 90,560

During the fourth quarter of 2020, Star entered into a Stock Purchase Agreement to sell DMS Health Technologies, Inc., a portion of our healthcare business which operates the Company's Mobile Healthcare segment, for $18.75 million. The Agreement is subject to customary closing conditions and closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for all reporting periods ending of December 31, 2020 and 2019. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consist of Mobile Healthcare. Mobile Healthcare's assets and liabilities are reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020 and 2019.

Reconciliation of Net Income to Adjusted EBITDA *($ 000)*



For the Twelve Months Ended December 31, 2020	Diagnostic Services	Diagnostic Imaging	Construction	Investments	Corporate, eliminations and other	Total
Net income (loss) from continuing operations	$ 3,926	$ 5,586	$ (2,811)	$ (363)	$ (11,623)	$ (5,285)
Depreciation and amortization	1,222	260	2,172	282	—	3,936
Interest expense	75	7	910	—	300	1,292
Income tax expense	10	79	40	—	—	129
EBITDA from continuing operations	5,233	5,932	311	(81)	(11,323)	72
Unrealized gain on equity securities [1]	—	—	—	—	(22)	(22)
Litigation costs [2]	—	—	—	—	562	562
Stock-based compensation	—	—	—	—	525	525
Goodwill impairment [3]	—	—	436	—	—	436
Transaction cost [4]	—	—	—	—	115	115
Financing cost	—	—	68	—	10	78
Personal protection equipment [6]	—	63	—	—	—	63
SBA PPP Loan forgiveness	—	(2,470)	—	—	—	(2,470)
Non-GAAP adjusted EBITDA from continuing operations	$ 5,233	$ 3,525	$ 815	$ (81)	$ (10,133)	$ (641)

For the Twelve Months Ended December 31, 2019	Diagnostic Services	Diagnostic Imaging	Construction	Investments	Corporate, eliminations and other	Total
Net income (loss) from continuing operations	$ 6,667	$ 3,741	$ (772)	$ (276)	$ (12,100)	$ (2,740)
Depreciation and amortization	1,277	278	711	165	—	2,431
Interest expense	87	—	212	—	447	746
Income tax (benefit) expense	—	(200)	1	—	—	(199)
EBITDA from continuing operations	8,031	3,819	152	(111)	(11,653)	238
Unrealized gain on equity securities [1]	—	—	—	—	(62)	(62)
Loss on extinguishment of debt	—	151	—	—	—	151
Stock-based compensation	—	—	—	—	540	540
Write off of Star Real Estate Holding Assets	—	—	—	143	—	143
Transaction cost [4]	—	—	—	—	2,342	2,342
Write off of preferred stock issuance cost [5]	—	—	—	—	273	273
Non-GAAP adjusted EBITDA from continuing operations	$ 8,031	$ 3,970	$ 152	$ 32	$ (8,560)	$ 3,625

(1) Reflects change in fair value of investments in equity securities.
(2) Reflects one-time litigation costs.
(3) Reflects impairment of goodwill for Building & Construction.
(4) Reflects legal and other costs related to the ATRM merger and holding company conversion.
(5) Reflects write-off of costs related to a potential offering of preferred stock the Company did not complete.
(6) Reflects purchases related to COVID -19 personal protection equipment.

Reconciliation of Operating Cash Flow to Free Cash Flow *($ 000)*

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2020	2019	2020	2019
Net cash (used in) provided by operating activities	$ (3,073)	$ 1,165	$ (4,953)	$ 400
Less purchases of property and equipment	(847)	(330)	(1,493)	(1,512)
Gross Free Cash Flow	(3,920)	835	(6,446)	(1,112)
Plus net dispositions	5	238	161	1,734
Plus merger related net working capital adjustment	—	284	115	2,342
Plus SBA PPP Loan forgiveness	2,470	—	2,470	—
Free cash flow	$ (1,445)	$ 1,357	$ (3,700)	$ 2,964

Supplemental Debt Information *($ 000)*

	December 31, 2020		December 31, 2019	
	Amount	Weighted-Average Interest Rate	Amount (Restated)	Weighted-Average Interest Rate
Revolving Credit Facility - Gerber KBS	$ 1,099	6.00%	$ 1,111	7.50%
Revolving Credit Facility - Premier	—	—%	2,185	6.25%
Revolving Credit Facility - Gerber EBGL	2,016	6.00%	—	—%
Revolving Credit Facility - SNB	12,710	2.64%	17,038	4.26%
Total Short-term Revolving Credit Facility	$ 15,825	3.30%	$ 20,334	4.65%
Gerber - Star Term Loan	$ 262	6.75%	$ —	—%
Premier - Term Loan	419	5.75%	—	—%
Total Short Term Debt	$ 681	6.13%	$ —	—%
Short-term Paycheck Protection Program Notes	$ 1,856	1.00%	$ —	—%
Short-term debt and current portion of long-term debt	$ 18,362	3.17%	$ 20,334	3.98%
Revolving Credit Facility - Premier	$ —	—%	$ 740	6.25%
Total Long-term Revolving Credit Facility	$ —	—%	$ 740	6.25%
Gerber - Star Term Loan	$ 1,058	6.75%	$ —	—%
Premier - Term Loan	321	5.75%	—	—%
Total Long Term Debt	$ 1,379	6.52%	$ —	—%
Long-term Paycheck Protection Program Notes	$ 2,321	1.00%	$ —	—%
Long-term debt, net of current portion	$ 3,700	3.06%	$ 740	6.25%
LSV Co-Invest I Promissory Note ("January Note")	$ 709	12.00%	$ 595	12.00%
LSV Co-Invest I Promissory Note ("June Note")	1,220	12.00%	1,023	12.00%
LSVM Note	378	12.00%	301	12.00%
Total Notes Payable To Related Parties	$ 2,307	12.00%	$ 1,919	12.00%
Total Debt	$ 24,369	3.99%	$ 22,993	5.32%

	December 31, 2020
	Amount
Gerber - Star Term Loan	$ 1,633
Premier - Term Loan	740
Total Principal	2,373
Unamortized debt issuance costs	(313)
Total	$ 2,060

Capitalization Table

Fully Diluted Capital Structure (Pfd @ $10) as of December 31, 2020			
($ in thousands except price per share)	Shares	Price	Market Value (Rounded)
Common Shares	4,798,367	$ 3.59	$ 17,226
Warrants [1]	981,930	$ 1.34	$ 1,316
10% Series A Preferred [2]	1,915,637	$ 10.00	$ 21,668
Net Debt [3]			$ 16,798
Enterprise Value			$ 57,008

Debt Schedule as of December 31, 2020		
($ in thousands)	Amount	Rate
Sub-Level Debt:		
Digirad Health	$ 12,710	2.64%
KBS	$ 1,099	6.00%
EGBL[4]	$ 2,756	5.93%
Star Real Estate	$ 1,319	6.75%
Corporate-Level Debt	$ 2,307	12.00%
Total Debt	$ 20,191	4.61% [5]
Cash	$ (3,393)	
Net Debt [3]	$ 16,798	

(1) In terms of common shares. Expire May 28, 2025. Strike price of $2.25 per share. Price is the difference between the 12/31 closing common stock price and the strike price.
(2) Based on par value/liquidation preference of $10 per share. Includes accrued dividends.
(3) Excludes PPP loans, all of which are expected to be forgiven.
(4) EGBL interest rate is calculated using the weighted average of two loans.
(5) Weighted average cost of debt.

Other Publicly-Traded Holding Companies

Small Cap:	Ticker	Market Cap[1]	Business Highlights
ALJ Regional Holdings Inc.	ALJJ	31	• Business process outsourcing services • Printing services • Finished home products manufacturing
Crawford United Corp	CRAWA	51	• Aerospace manufacturing • Marketing technology • Metal, silicone, and hydraulic hoses • Air handling and energy efficient solutions
Elah Holdings Inc.	ELLH	61	• Recently reorganized holding company • Co-sponsored by funds managed by 210 Capital and Goldman Sachs Asset Management
Great Elm Capital Group Inc.	GEG	76	• Durable medical equipment • Real estate • Investment management
BBX Capital Corp	BBXIA	89	• Vacation ownership interests • Real estate • Chocolate and confectionary products
HC2 Holdings Inc.	HCHC	114	• Structural and steel construction services • Engineering and underwater services • Compressed natural gas retail services
Ault Global Holdings Inc.	DPW	121	• Defense and aerospace • Financial services
Steel Partners Holdings LP[2],[3]	SPLP	156	• Diversified industrial manufacturing • Oil drilling and production services • Financial services
SWK Holdings Corp	SWKH	179	• Financial services for life science companies, including royalty-related financing
Boston Omaha Corp[3]	BOMN	436	• Insurance services • Outdoor advertising services
B. Riley Financial Inc.	RILY	637	• Financial services • Internet access and related subscription services • Telecom and VOIP services
Compass Diversified Holdings	CODI	1,237	• Consumer goods manufacturing • Environmental services

(1) Based on Bloomberg data as of 12/31/20 - $ in millions.
(2) SPLP is a publicly-traded partnership as opposed to a C-corp structure.
(3) Incentive fees paid to management teams.





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The Equity Group Inc.

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